Filed by OfficeMax Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No.: 1-5057

Date: March 1, 2013

The following speaker notes were distributed with the Manager’s Toolkit presentation filed by

OfficeMax Incorporated pursuant to Rule 425 on February 28, 2013.

OfficeMax and Office Depot Merger of Equals

Speaker’s Notes to Accompany Manager’s Toolkit Presentation

Title Slide

On February 20, 2013, Ravi Saligram, President and CEO of OfficeMax, and Neil Austrian, Chairman and CEO of Office Depot, announced an historic event: two Fortune 500 companies announcing a true merger of equals to create a global office solutions company, which would have combined pro forma annual revenue for 2012 of approximately $18 billion.

The transaction, which was unanimously approved by the Board of Directors of both companies, will create a stronger, more efficient global provider better able to compete in the rapidly changing office solutions industry.

This news represents an amazing opportunity to transform the company.

The transaction is expected to close by the end of calendar year 2013, pending stockholder approval from both companies, the receipt of regulatory approvals and other customary closing conditions.

This is an exciting development for OfficeMax and I’d like to cover some of the highlights with you today. I understand that you will have questions about what this means for our company and for you and I will do my best to answer what I can and point you to resources you can use to stay informed.

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This is the right opportunity at the right time. Today, we operate in a very competitive environment in which meaningful growth requires disruptive change. This merger is just such an action for both companies.

Both companies have made good progress in transforming from traditional brick-and-mortar businesses to multichannel businesses. By sharing our customer insights and experiences after the closing, we will be better able to identify and fulfill evolving customer needs. All of this better positions us to compete with the growing number of competitors we must face in the marketplace, including firms like Staples, Amazon, Costco, Target and Wal-Mart.

Slide 6

A merger of equals with Office Depot will accelerate achievement of our long-term goals and better position us for sustainable, profitable growth. Specific benefits include:

•	Enhanced financial performance: The combined company is expected to deliver long-term operating improvement, with greater potential for earnings expansion and improved cash flow generation.

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Increased scale and competitiveness: The combined company will be well positioned to optimize its shared multichannel sales platform and distribution network, primarily in North America. Together, the companies will provide a wide array of services and solutions that enable customers to work more efficiently and productively. By implementing best practices in sales, operations and management, the combined company is expected to be better able to compete with the many online retailers, warehouse clubs and other traditional retailers that are placing a greater emphasis on office product sales.

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Global footprint: The merger will combine the two companies’ complementary international businesses, with minimal overlap, strengthening the combined company’s ability to serve customers around the world.

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Improved customer experience: Consumers and business-to-business customers are increasingly demanding a seamless omnichannel experience across retail stores, direct sales, telesales and digital environments. By integrating these touchpoints effectively, the combined company expects to build lasting brand loyalty.

•	Accelerated innovation: Both companies anticipate sharing customer insights and learnings from innovative pilot programs underway to better identify and fulfill evolving customer needs.

We are confident that the combined company will enable us to leverage the skills and capabilities of our talented associates and managers with deep industry knowledge.

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The merger brings together two Fortune 500 companies with complementary structures and capabilities.

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Both OfficeMax and Office Depot have built their strong reputations by delivering an outstanding customer experience and together, our commitment to excellence will only be strengthened. Office Depot and OfficeMax customers around the globe will benefit from the combined company’s innovative offerings.

The combined company will remain intensely focused on providing customers with the highest levels of service. By capitalizing on its size and scale, the combined company will be able to expand its capabilities to better serve its customers and provide a wide array of products, services and solutions.

By meeting the growing demands for a seamless, omnichannel experience across retail stores, direct sales, telesales and digital environments by bringing customers innovative solutions for today’s workplace, the combined company expects to build strong and lasting brand loyalty.

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Both companies anticipate sharing our customer insights and learnings from innovative pilot programs underway to better identify and fulfill evolving customer needs, as a combined company.

The complementary capabilities of this combination will allow the combined company to provide customers with better solutions faster and more efficiently.

Slide 10

Here, you can see the enhanced global footprint of the combined company.

Together, we will have the global breadth to serve customers wherever they work.

With our broader global reach, we will be able to provide a wide array of services and solutions that enable customers to work more efficiently and productively in more places around the world.

Slide 11

In summary, we are excited about the opportunities a combined company presents.

This merger is a true win-win for our businesses, our shareholders, our customers and our employees.

By combining our two businesses, we create a stronger, more efficient competitor able to meet the growing challenges of a rapidly changing industry.

Here’s a look at excerpts from quotes made by Ravi Saligram, President and CEO of OfficeMax, and Neil Austrian, Chairman and CEO of Office Depot within the news release issued on announcement day.

Slide 12

On Wednesday, February 20, 2013, we launched a special section of our News.OMX portal – titled Integration Hub – where you’ll be able to find information about the merger, as updates become available.

Content is accessible on the portal homepage, as shown here.

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For visitors to the @MaxRetail.com portal, you will find a link that takes you directly to the home page of the Integration Hub.

Slide 14

Here is the home page of the Integration Hub, the latest information about the status of the merger will be posted.

Right now, you can find a letter from Ravi Saligram, our president and CEO; a link to the news release; customer and vendor materials; antitrust guidelines; associate FAQs; and importantly, a way for you to submit questions.

The Communications and Corporate Affairs team will be collecting the questions you submit, categorizing them and posting answers on a regular basis, as we are able.

Slide 15

We are confident that there will be exciting new opportunities for Associates as part of a truly global business.

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Again, until the transaction closes, OfficeMax and Office Depot will continue to compete vigorously – and operate – as two separate and independent companies.

So, it’s business as usual at OfficeMax.

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So what happens now?

Until the transaction between OfficeMax and Office Depot closes, we will remain two separate companies.

We must continue to operate separately and to compete vigorously as we always have.

You should continue to do business with your customers and vendors according to current OfficeMax policies.

In addition, you should not speculate about the transaction with your customers or vendors.

A helpful summary of Antitrust Guidelines are available within our Integration Hub.

Don’t hesitate to consult with OfficeMax legal counsel if you are unsure about what you can and cannot say or do prior to the transaction’s close.

You cannot be too cautious, so when in doubt, verify!

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We need you to stay fully engaged in the business, just as you always have.

Let’s stay focused on our 2013 goals and objective, and stay focused on what we can control –

•	Delighting our customers

•	Delivering against our business objectives.